

Edward Lanphier · 3rd

Founder & Retired Chairman and CEO, Sangamo Therapeutics

Ross, California, United States · **Contact info**

500+ connections

 Gerostate Alpha

Knox College

Experience


Executive Chairman
Gerostate Alpha
May 2019 – Present · 2 yrs 6 mos
San Francisco Bay Area

http://www.gerostatealpha.com/


Sangamo Therapeutics, Inc.
22 yrs 1 mo


Chairman Of The Board
Jun 2016 – Jun 2017 · 1 yr 1 mo


President & CEO
Jun 1995 – Jun 2016 · 21 yrs 1 mo


EVP Commercial Development
Somatix Therapy Corporation
1992 – 1997 · 5 yrs


SVP Business Development & Marketing
Celtrix Pharmaceuticals
1991 – 1992 · 1 yr


President & CEO
BioGrowth Inc.
1988 – 1991 · 3 yrs

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Education


Knox College
BA, Biochemistry
1974 – 1978